EXHIBIT 99.1

For Immediate Release

CNOOC Limited Filed 2019 Annual Report on Form 20-F

(Hong Kong, April 22, 2020) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced today it has filed with the United States Securities and Exchange Commission (“SEC”) its 2019 annual report on Form 20-F (“annual report on Form 20-F”) that included audited financial statements for the year ended December 31, 2019.

The annual report on Form 20-F is available on the Company’s website at www.cnoocltd.com as well as the SEC′s website at www.sec.gov.

CNOOC Limited will also provide a hard copy of its 2019 annual report on Form 20-F to shareholders free of charge, including its complete audited financial statements. To request a hard copy of the annual report, please contact:

Investor Relations Department of CNOOC Limited

Tel: +86-10-8452-1917

Fax: +86-10-8452-1441

E-mail: ir@cnooc.com.cn

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86 10 8452 3404

Fax: +86 10 8452 1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852 2894 6225

Fax: +852 2576 1990

E-mail: CNOOC@hkstrategies.com